# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Exicure, Inc., CIK 0001698530
CUSIP: 30205M309
Title of class of securities: Common
Address of issuer's principal executive offices: 2430 N. HALSTED ST., CHICAGO, Illinois (IL), 60614
Date of event which requires filing of this statement: 12/12/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002049712

## Reporting persons
- SANGSANGIN INVESTMENT & SECURITIES CO., LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); sole voting power 0; shared voting power 433,332; sole dispositive power 0; shared dispositive power 433,332; aggregate amount beneficially owned 433,332 (14.3% of the class)
- Sangsangin Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); sole voting power 0; shared voting power 433,332; sole dispositive power 0; shared dispositive power 433,332; aggregate amount beneficially owned 433,332 (14.3% of the class)
- Junwon Yoo: type of reporting person: individual (IN); citizenship or place of organization: Korea Republic Of (M5); sole voting power 0; shared voting power 433,332; sole dispositive power 0; shared dispositive power 433,332; aggregate amount beneficially owned 433,332 (14.3% of the class)

## Item 1. Issuer
Name of issuer: Exicure, Inc.
Address of issuer's principal executive offices: 2430 N. HALSTED ST., CHICAGO, Illinois, 60614

## Item 2. Person Filing
Name of person filing:
Sangsangin Investment & Securities Co., Ltd., a corporation formed under the laws of the Republic of Korea ("Sangsangin");

Sangsangin Co., Ltd., a corporation formed under the laws of the Republic of Korea ("Sangsangin Ltd."); and

Junwon Yoo, a citizen of the Republic of Korea ("Mr. Yoo").
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 49F, parc.1, 108, Yeoui-daero, Yeongdeungpo-gu, Seoul, Republic of Korea.
Citizenship: Please see disclosure in Item 2(a).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of December 23, 2024, Sangsangin beneficially owned 433,332 shares of Common Stock.

Sangsangin Ltd., as the majority shareholder of Sangsangin, may be deemed to have beneficially owned the 433,332 shares of Common Stock beneficially owned by Sangsangin.

Mr. Yoo, as the chief executive officer of Sangsangin Ltd., may be deemed to have beneficially owned the 433,332 shares of Common Stock beneficially owned by Sangsangin Ltd.
Percent of class:
The following percentage is based on 3,039,033 shares of Common Stock outstanding as of December 12, 2024, which is the sum of (i) 2,605,701 shares of Common Stock outstanding as of November 26, 2024, as disclosed in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 2, 2024, plus (ii) the 433,332 shares of Common Stock issued to Sangsangin in a private placement which closed on December 12, 2024, which transaction was disclosed in the Issuer's Current Reports on Form 8-K filed with the Securities and Exchange Commission on December 11, 2024 and December 17, 2024.

As of December 23, 2024, the Reporting Persons may be deemed to have beneficially owned approximately 14.3
Sole power to vote or to direct the vote: See Cover Pages Items 5-8.
Shared power to vote or to direct the vote: See Cover Pages Items 5-8.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-8.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-8.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The undersigned hereby agree that this statement on Schedule 13G with respect to the Common Stock of Exicure, Inc., is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d 1(k)(2) under the Securities Exchange Act of 1934, as amended.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- SANGSANGIN INVESTMENT & SECURITIES CO., LTD.: /s/ Won Ju, Won Ju, Chief Executive Officer (12/23/2024)
- Sangsangin Co., Ltd.: /s/ Junwon Yoo, Junwon Yoo, Chief Executive Officer (12/23/2024)
- Junwon Yoo: /s/ Junwon Yoo, Junwon Yoo (12/23/2024)